Exhibit 99.2

SCINAI IMMUNOTHERAPEUTICS LTD.

(Formerly known as BiondVax Pharmaceuticals Ltd.)

CONDENSED FINANCIAL STATEMENTS

June 30, 2024

Unaudited

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,076	$4,870
Restricted cash	138	140
Trade receivables	119	-
Prepaid expenses and other receivables	324	437

Total current assets	3,657	5,447

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,180	10,825
Operating lease right-of-use assets	1,014	1,200

Total non-current assets	11,194	12,025

Total assets	$14,851	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2024	2023

LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$658	$535
Operating lease liabilities	364	396
Other payables	650	849

Total current liabilities	1,672	1,780

NON-CURRENT LIABILITIES:
Warrants liability	3	96
Loan from others	19,820	19,368
Non-current operating lease liabilities	640	797

Total non-current liabilities	20,463	20,261

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at June 30, 2024 and at December 31, 2023; Issued and outstanding 3,349,431,584 shares at June 30, 2024 and 1,857,169,984 shares at December 31, 2023	-	-
Additional paid-in capital	121,272	119,506
Accumulated deficit	(126,816)	(122,335)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ deficit	(7,284)	(4,569)

Total liabilities and shareholders’ deficit	$14,851	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30
	2024	2023

Revenues	$284	$-
Cost of revenues	448	-
Gross loss	(164)	-

Research and development expenses, net	$2,788	$3,449
Marketing, general, and administrative expenses	1,003	2,332

Total operating expenses	3,791	5,781

Total operating loss	3,955	5,781

Total Financial Expenses net,	526	1,496

Net loss	$4,481	$7,277

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.002)	(0.006)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	2,288,278,248	1,322,019,241

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	For the six months ended June 30
	2024	2023

Net loss	$4,481	$7,277

Other comprehensive income:
Foreign currency translation adjustments	-	(267)

Total comprehensive loss	4,481	$7,010

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity
Balance as of January 1, 2024	1,857,169,984	$-	$119,506	$(1, 740)	$(122,335)	$(4,569)
Issuance and exercise of warrants, net of issuance costs of $275 (see note 5)	1,491,240,800	-	1,433	-	-	1,433
Vested RSU’s	1,020,800	-	-	-	-	-
Share-based compensation	-	-	333	-	-	333
Net loss	-	-	-	-	(4,481)	(4,481)
Balance as of June 30, 2024	3,349,431,584	-	$121,272	$(1,740)	$(126,816)	$(7,284)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity
Balance as of January 1, 2023	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)
Exercise of warrants	464,015,200	-	801	-	-	801
Vested RSU’s	664,800	-	-	-	-	-
Reclassification of warrants liability to equity	-	-	398	-	-	398
Share-based compensation	-	-	459	-	-	459
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(7,277)	(7,277)
Balance as of June 30, 2023	1,453,970,784	-	$117,740	$(1,740)	$(123,112)	$(7,112)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2024	2023

Cash flows from operating activities:

Net loss	$(4,481)	$(7,277)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	652	285
Financial expense related to loan from others	451	4,321
Revaluation of warrants	(93)	(3,333)
Share-based compensation	333	452
Decrease (increase) in receivables	(119)	-
Decrease (increase) in other receivables	110	8
Changes in operating lease right-of-use assets	189	(16)
Increase in trade payables	125	(31)
Changes in operating lease liabilities	(189)	3
Increase (decrease) in other payables	(199)	(347)

Net cash used in operating activities	(3,221)	(5,935)

Cash flows from investing activities:

Purchase of property, plant and equipment	(8)	(383)

Net cash used in investing activities	$(8)	$(383)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2024	2023
Cash flows from financing activities:

Proceed from exercise of warrants, net	$1,433	-

Net cash provided by financing activities	1,433	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	121	(265)

Increase (decrease) in cash, cash equivalents and restricted cash	(1,917)	(6,583)
Cash, cash equivalents and restricted cash at beginning of year	5,010	14,215

Cash, cash equivalents and restricted cash at end of year	$3,214	$7,632

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$143	$725

(2) Non-cash transactions:
Reclassification of warrants liability to equity	-	398
Exercise of warrants liability into shares	$-	$801

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$3,076	$7,506
Restricted cash	138	126

Cash, cash equivalents and restricted cash	$3,214	$7,632

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	SCINAI IMMUNOTHERAPEUTICS LTD (formerly known as BiondVax Pharmaceuticals Ltd. (the “Company”), operates focuses on: an innovative R&D and a Contract Development and Manufacturing Organization (“CDMO”) (please see section e). The R&D focuses on: (i) managing and guiding a research contract with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO focuses on providing drug development services to small biotech companies. The Company was incorporated on July 21, 2003 in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS”) on the Nasdaq Capital Market. The Company’s principal executive offices and main laboratories are located in Jerusalem, Israel.

b.	On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with MPG and UMG for the development and commercialization of an innovative COVID-19 VHH antibody fragment () therapy and an accompanying research collaboration agreement with MPG and UPG in support of the such COVID-19 nanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

c.	On March 23, 2022, the Company signed a broader research collaboration agreement (“RCA”) with MPG and UMG covering the discovery, selection and characterization of additional nanoAbs for several other molecular targets that can leverage the nanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. Pursuant to the RCA, the Company has an exclusive option for exclusive license agreement for the development and commercialization of each of the nanoAbs covered by the agreement with MPG and UMG.

d.	On September 6, 2023, the Company announced the change of its corporate name from BiondVax Pharmaceuticals Ltd. to Scinai Immunotherapeutics Ltd.

e.	On September 6, 2023, the Company also announced the launch of a new business named Scinai Bioservices to serve as a CDMO, offering a multitude of drug development services to support small biotech companies through drug development as well as GMP manufacturing for clinical trials. In October 2023, the CDMO signed its first contract to provide R&D services to a biotech client and since then has signed a contract with several other clients, and the Company is in advanced contract discussions with additional potential clients.

f.	Effective July 1, 2023, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates, due to the starting of the company new business CDMO, including engaging in related agreements with suppliers and customers and the prospect markets it is intended to reach which operate mainly in USD. Accordingly, the functional and reporting currency of the Company in the year ended December 31, 2023, financial statements is the U.S. dollar. The change in functional currency was accounted for prospectively from such date.

In applying the change in reporting currency, all assets and liabilities of the Company’s operations were translated from their NIS functional currency into U.S. dollars using the exchange rates in effect on the balance sheet date, and shareholders’ equity was translated at the historical rates. Opening shareholders’ equity on August 1, 2018, has been translated at the historic rate on that date and any other movements in shareholders’ equity during the period from August 1, 2018 to December 31, 2022 were translated using the appropriate historical rates at the date of the respective transaction. All other revenues, expenses and cash flows were translated at the average rates during the reporting periods presented. The resulting translation adjustments are reported under comprehensive income as a separate component of shareholders’ equity.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont.)

g.	As of June 30, 2024, the Company’s cash and cash equivalents totaled $3,076. For the six months ended June 30, 2024, the Company had an operating loss of $3,955 and negative cash flows from operating activities of $3,221. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the six months ended June 30, 2024, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six months ended June 30, 2024, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2024. The unaudited condensed financial statements should be read in conjunction with the audited financial statements that were included in Form 20-F for the year ended December 31, 2023.

The carrying value of cash and cash equivalents, account receivables, prepaid and other receivables and accounts payable (included in the condensed balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2023.

b.	New Accounting Pronouncements

New accounting pronouncements effective in future periods:

Improvements to Reportable Segments Disclosures

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting–Improvements to Reportable Segments Disclosures (Topic 280)” to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss; (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; (3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures; and (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure or measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of these amendments on its financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2: - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740)–Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The amendments in this ASU require that public entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU also requires that all entities disclose, on an annual basis, (1) the amount of income taxes paid disaggregated by federal, state, and foreign taxes, (2) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid, (3) income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and (4) income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign. The amendments in this ASU are effective for annual periods beginning after December 15, 2025, and should be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of these amendments on its financial statements.

NOTE 3: - COMMITMENTS

Since 2006, the Company received approximately $6,431 in grants from the Israeli Innovation Authority (IIA). $5,979 of which grants were for research and development of M-001 and $589 of which grants were received to support the new CDMO business, out of which grants for $227 were received during 2024.

In exchange for the grants for research and development of M-001, the Company undertook to pay royalties amounting to 3% to 5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company. Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of June 30, 2024 is approximately $ 6,431 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest.

As of June 30, 2024, the Company had not paid any royalties to the IIA.

At the time the grants were received, successful development of the M-001 product was not assured and therefore the Company does not currently expect to make any royalty payments to the IIA.

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

On November 2023, we announced that the IIA had approved a non-dilutive grant covering 66% of the costs of a $975 project aimed to support our new CDMO business. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4: - LOAN FROM OTHERS.

As of June 30, 2024, the outstanding principal amount related to the EIB loan in nominal terms is $ 25,668.

For the six months ended at June 30, 2024 and June 30, 2023 the company recorded $594 and $4,321 under finance expenses.

During the six months ended June 30, 2024, as a result of a capital raising, the company paid to the EIB $143 against the accrued interest related to the loan restructuring agreement from August 2022 that set a partial repayment of the loan for any capital raising.

On August 13, 2024, the Company announced the execution of an amendment to its financing contract with the European Investment Bank (the “EIB”) converting the majority of the EIB’s loan into equity in the form of preferred shares (see note 9).

NOTE 5: - SHAREHOLDERS’ EQUITY

a.	On January 4, 2024, the Company issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise at a reduced exercise price of $0.65 per ADS of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs issued by the Company in September 2023 and December 2022, The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the warrants, from the date of issuance. The Company received gross proceeds of approximately $1,696 and a net sum of approximately $1,433, after deduction of underwriter discount and issuance expenses of $263.

b.	On May 6, 2024, the Company issued a press release announcing receipt of a Nasdaq delisting notification regarding the Company’s non-compliance with the minimum $1.00 bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”) and appeal and the board approval of a ratio change of the ADSs to non-traded ordinary shares (equivalent to a reverse split) designed to regain compliance. On May 24, 2024, the Company issued a press release announcing the receipt of a Nasdaq staff determination letter regarding the Company’s non-compliance with the minimum stockholders’ equity requirement of at least $2,500 for continued under Nasdaq Listing Rule 5550(b)(1) (the “Minimum Shareholders’ Equity Rule”) and a hearing before the Nasdaq Hearing Panel to present a plan for regaining compliance.

c.	On May 21, 2024, the ratio between the Company’s ordinary shares and its ADSs was increased from 400 ordinary shares per one ADS to 4,000 ordinary shares per one ADS, a change which was equivalent to a reverse split of 10 for 1. All ordinary shares and ADS amounts have been retrospectively applied to these financial statements, where applicable.

d.	On June 7, 2024, the Company announced receipt of notification from Nasdaq that it had regained compliance with the Minimum Price Rule.

e.	On June 18, 2024, the Company presented to the Nasdaq Hearing Panel the Company’s plan to regain compliance with the Minimum Shareholders’ Equity Rule.

NOTE 6:- SHARE-BASED COMPENSATION

a.	Option plans:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

There were no option grants during the six months ended June 30, 2024.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6 - SHARE-BASED COMPENSATION (Cont.)

b.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2024, and 2023 is comprised as follows:

	Six months ended June 30,
	2024	2023

Research and development expenses	$104	$57
Marketing, general and administrative expenses	229	395
Total share-based compensation	$333	$452

During the six months ended June 30, 2024, the Company issued 55,725 RSUs to officers and employees, These RSU’s vest over three years and the fair value of said grant was $290.

As of June 30, 2024, there are $650 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

The fair value of the granted RSUs was determined based on the stock market price of the Company’s ADS on the day of grant.

NOTE 7 - BASIC AND DILUTED NET LOSS PER SHARE

a.	Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year, prefunded warrants, fully vested restricted stock units and unit stock restricted vested fully. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 “Earnings Per Share”.

Details of the number of shares and loss used in the computation of net loss per share:

	For six months ended June 30
	2024		2023
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
For the computation of basic and diluted loss	2,288,278,248	4,481	1,322,019,241	7,277

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7 - BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

For the six months ended June 30, 2024, the following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive: 98,171,200 share options, 254,893,245 restricted share units and 2,231,316,096 warrants.

NOTE 8- REVENUES

The Company recognizes revenue from contracts with customers for the development and manufacturing of pharmaceutical products (CDMO services).

Under these contracts, the Company typically provides a combination of the following services:

●	Manufacturing services: The Company utilizes its facilities and equipment to produce pharmaceutical products according to customer specifications. The customer typically owns and supplies the active pharmaceutical ingredient (API) and other raw materials.

●	Quality assurance and control: The Company implements quality assurance standards via its quality management system to ensure product compliance with regulatory requirements and provides quality control testing required for such compliance, including sterilization services.

●	Method development: The Company develops or optimizes manufacturing processes and analytical methods that are required to meet customer product specifications.

The Company recognizes revenues throughout the service period in accordance with the contracts.

NOTE 9 - SUBSEQUENT EVENTS

a.	Compliance with all Nasdaq Listing Requirements

On August 29, 2024, the Company announced that it received formal notification from the Listing Qualification Department of the Nasdaq Stock Market that the Company had regained compliance with Nasdaq Listing Rule 5550(b)(1) that requires listed companies to maintain stockholders’ equity of at least $2.5 million and that it was now back in full compliance with all applicable listing requirements.

b.	Amendment to Financing Contract with the European Investment Bank

On August 21, 2024, the Company announced the closing of an amendment to its financing contract (“Amendment”) with the European Investment Bank (the “EIB”) as described below converting the majority of the EIB’s loan into equity in the form of preferred shares (the 2024 Restructuring Transaction”). The Amendment provides for the following amended terms of the finance contract with EIB:

I.	The outstanding principal amount and accrued interest to date (approximately €26 million) has been reduced to a nominal fixed amount (EUR 250,000), which has a maturity of December 31, 2031. No interest will accrue or be due and payable on the new outstanding principal amount.

II.	The Company is no longer required to pay to the EIB (i) royalties based on the Company’s commercial sales exceeding EUR 5 million or (ii) a percentage (10%) of the gross proceeds from the Company’s capital raises.

III.	The Security Agreement between the parties covers the new outstanding principal amount, and the EIB has a first ranking secured lien up to the new principal amount.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9 - SUBSEQUENT EVENTS (Cont.)

In consideration for the above, EIB received 1,000 of the Company’s newly created preferred shares (the “Preferred Shares”), as approved by the Company’s shareholders at a meeting of shareholders held on August 12, 2024. The material terms of the Preferred Shares consist of the following:

a.	The Preferred Shares are convertible (in whole or in part) into an aggregate of 364,000 ADSs representing 19.5% of the fully diluted share capital of the Company as of the signature date, August 12, 2024, with each Preferred Share convertible into 364 ADSs. The number of ADSs that can be acquired upon conversion of the Preferred Shares is also subject to adjustment in the event of any share split, share dividend and similar events involving the ordinary shares.

b.	The Preferred Shares have an aggregate stated fixed redemption amount stated in USD ($34 million, with each Preferred Share carry a redemption value equal to USD $34 thousand).

c.	In the event a Preferred Share is converted into ordinary shares, the right to receive such payment for such Preferred Share will be extinguished.

d.	The Company will pay the holder of the Preferred Shares the stated redemption amount only if the Company elects, in its sole discretion, to make such redemption payment, and provided that such redemption is in compliance with applicable law, or in the event of a formal liquidation of the Company.

e.	Following the payment in full of the redemption amount of a Preferred Share, such share will be considered redeemed and canceled.

f.	In the event that the distributable proceeds are insufficient for the distribution of the redemption amount in full to each holder of Preferred Shares for each of the unredeemed Preferred Shares, the distributable proceeds will be distributed among the holders of Preferred Shares on a pro rata basis in proportion to the number of unredeemed Preferred Shares held by the holders.

g.	The Preferred Shares are entitled to preference in liquidation in the stated redemption value of USD $34 million described above (with each Preferred Share having a preferences in the stated redemption value of described above) (“Preferred Redemption Amount”).

h.	The Preferred Shares have no dividend rights.

i.	The Preferred Shares are detachable from the remaining EUR 250,000 loan and will survive any loan repayment.

j.	The Company has a “right of first of refusal” to buy the Preferred Shares in case the EIB intends to sell, transfer, assign or otherwise dispose of the Preferred Shares (partially or in full).

k.	Unless the Company elects to redeem the Preferred Shares, the Company will not take any of the following actions without obtaining the written consent or affirmative vote of the holders of a majority of the Preferred Shares:

-	The Company incurring additional Indebtedness (as defined in the Company’s Amended Articles of Association).

-	The Company consummating a merger or an acquisition.

-	The Company taking any action or step in relation to delisting the ADSs from trading on the Nasdaq.

-	The Company’s authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9 - SUBSEQUENT EVENTS (Cont.)

Based on the above and according to ASC 470-60 requirements, the Company expect that the following accounting treatment will be applied as of the agreement signing date:

●	The Preferred Shares will be measured at their fair value as of the closing date of the 2024 Amendment. The Company will recognize an increase in its shareholders’ equity for the fair value of the Preferred Shares issued. The carrying amount of the debt will be reduced by the Preferred Shares’ fair value.

●	The debt’s carrying amount will then be reduced to the total amount of the undiscounted future cash flows of the restructured debt (that is, 250,000 EUR). This additional reduction will be recognized as a debt restructuring gain in the Company’s financial statements.

c.	$2 Million Private Equity Commitment Agreement

On August 20, 2024, the Company announced that it had entered into a $2 million Investment Commitment Agreement with RK Stone Miami LLC, an affiliate of Mr. Daniel Stone, the largest shareholder of the Company. Pursuant to the agreement, the Company may issue and sell ADSs to the investor, from time to time through December 31, 2024 (the “Commitment Period”), for an aggregate purchase price of up to $2 million. Each such sale of ADSs may be initiated (at the Company’s discretion) by the Company providing an advance notice to the Investor of the sale of ADSs in a minimum amount of $200,000 and a maximum amount of $500,000, provided the maximum amounts in any month may not exceed $500,000 and the Company may not provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs to be purchased under any advance will be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for  the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%.

Pursuant to the agreement, the Company will pay the Investor a commitment fee, which may be paid in cash or in ADSs at the option of the Company. In the event that during the Commitment Period the Company provides to the investor an advance notice, the amount of the commitment fee will be equal to $100,000, which will be payable by the Company simultaneously with the closing of the first advance. In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs will be based on the market price determined for such advance. In the event that during the Commitment Period the Company does not provide to the Investor an advance notice, the amount of the commitment fee will be equal to $40,000, which will be payable by the Company promptly following the termination of the Commitment Period. In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs will be based on the market price determined as of December 31, 2024.